April 25, 2025

Bruce Wacha
Chief Financial Officer
B&G Foods, Inc.
Four Gatehall Drive
Parsippany, New Jersey 07054

       Re: B&G Foods, Inc.
           Form 10-K for the Year Ended December 28, 2024
           Filed February 25, 2025
           File No. 001-32316
Dear Bruce Wacha:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Year Ended December 28, 2024
Management's Discussion and Analysis of Financial Condition and Results of Operations
Critical Accounting Policies; Use of Estimates
Goodwill and Other Intangible Assets, page 37

1. We note your disclosures related to impairment testing and the related impairments you recorded in FY 2024. Please tell us, and revise future filings to address, the following items.
           More fully explain the specific facts and circumstances, including a chronology of events, that led to the $320 million in impairments you recorded for each indefinite-lived asset you impaired.
           More fully discuss the key assumption you used to estimate the fair value of each impaired asset and identify and discuss the potential events and/or changes in circumstances that could reasonably be expected to negatively affect each key assumption.
           Identify any forewarning disclosures you included in prior Exchange Act filings,
 April 25, 2025
Page 2

           specifically related to the impaired assets, or explain why no forewarning disclosures were provided.
             We note that none of your indefinite-lived intangible assets had a book value in excess of their calculated fair value and the excess of the aggregate calculated fair value over the aggregate book value was 308.9%. It does not appear to us that the aggregate book value provides sufficient granularity to assist investors to adequately assess the likelihood or potential risk of future impairments. In this regard, expand your tabular presentation on page 38 to specifically identify brands at risk, disclose the percentage (or range of percentages) by which calculated fair values exceed book values, quantify the intangible assets related to brands at risk, discuss the key assumptions used to estimate their fair value, and identify and discuss the potential events and/or changes in circumstances that could reasonably be expected to negatively affect each key assumption.
Consolidated Financial Statements
(3) Acquisitions and Divestitures
Divestiture of Green Giant U.S. Shelf-Stable Product Line, page 69

2. We note you completed the sale of the Green Giant U.S. shelf-stable business and recorded a loss on sale of $137.8 million in FY 2023. Please tell us, and revise future filings to clarify, the following:
           Explain why no goodwill was allocated to the business you sold or, if applicable, explain how you determined the assets you sold were not a business. Explain how you determined and/or allocated the amounts of
Trademarks and
            Customer relationships to the business sold and, based on the Trademarks allocated to the business sold, clarify the disclosure that you retain the Green
            Giant trademarks.
           Due to the fact that it appears at least a portion of the loss on sale you recorded related to inventory, explain why a loss/write-down of inventory was not recorded in cost of goods sold prior to the sale.
(6) Goodwill and Other Intangible Assets, page 71

3. We note that during the first quarter of FY 2024 you reorganized your reporting structure from one reportable segment to four reportable segments (i.e., Specialty,
       Meals, Frozen & Vegetables and Spices & Flavor Solutions), and the change in reporting structure required you to reassign assets and liabilities, including goodwill, among the four reporting units (which are the same as your reportable segments) and complete a goodwill impairment test, both prior to and subsequent to the change.
       Please more fully address the following:
           Explain how you allocated goodwill to each reporting unit/reportable segment, including how you determined the fair values of each reporting unit/reportable segment both before and after the change.
           Explain how you allocated other intangible assets to each reporting unit/reportable segment, including the specific and facts and circumstance and key assumptions that changed related to the determination of the fair values of these assets in the first quarter of FY 2024 and the last quarter of FY 2024.
 April 25, 2025
Page 3

(8) Fair Value Measurements, page 78

4. We note your disclosures regarding the intangible asset impairments of $320.0 million you recorded in FY 2024. Please revise future filings to provide the disclosures required by ASC 820-10-50-2, including the fair values of the assets you impaired, or explain why you do not believe additional disclosures are required. Based on the impairments, please also explain, and revise future filings to clarify, your disclosure that there was no Level 3 activity during the periods presented.
(17) Business Segment Information, page 92

5. We note you previously presented net sales by brand for each material brand pursuant to ASC 280-10-50-40. Please provide similar disclosures in future filings or explain why they are no longer required. To the extent you determine the disclosures are not required by ASC 280-10-50-40, it appears to us, given the materiality of indefinite-
       lived intangible assets and the impairments you recorded, similar disclosures would be required to be provided in MD&A. It appears to us that such disclosures would also be meaningful, given your disclosures that sales strategies and promotional marketing spending are centered on individual brands.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Ernest Greene at 202-551-3733 or Anne McConnell at 202-551-3709
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of
Manufacturing